UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006	Commission File Number: 0-51279
TRIZEC CANADA INC.
(Name of registrant)
BCE Place, Suite 3820
181 Bay Street
Toronto, Ontario
Canada M5J 2T3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIZEC CANADA INC.
Date: March 21, 2006	By:	/s/ Colin J. Chapin
	Name:	Colin J. Chapin
	Title:	Senior Vice President, Chief Financial
Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Purchase and Sale Agreement, dated December 19, 2005, by and between Trizec Holdings Operating LLC and General Electric Capital Corporation, as amended by the First Amendment to Purchase and Sale Agreement, dated as of December 21, 2005, by and between GECC and the Operating Company (incorporated by reference to Exhibit 2.1 of Trizec Properties, Inc.’s Current Report on Form 8-K dated December 22, 2005).

99.2	Agreement and Plan of Merger, dated as of December 21, 2005, by and among Arden Realty, Inc., Arden Realty Limited Partnership, General Electric Capital Corporation, Atlas Merger Sub, Inc., Atlas Partnership Merger Sub, Inc., Trizec Properties, Inc. and Trizec Holdings Operating LLC (incorporated by reference to Exhibit 2.2 of Trizec Properties, Inc.’s Current Report on Form 8-K dated December 22, 2005).

99.3	Amended and Restated Credit Agreement, dated as of October 31, 2005, among Trizec Holdings Operating LLC, as Borrower, Trizec Properties, Inc., as Guarantor, Deutsche Bank Securities Inc. and Banc of America Securities LLC, as co-lead arrangers and joint book running managers, Deutsche Bank Trust Company Americas, as administrative agent, and various lenders parties thereto (incorporated by reference to Exhibit 10.1 of Trizec Properties, Inc.’s Current Report on Form 8-K dated November 2, 2005).

99.4	Commitment Letter, dated December 21, 2005, by and between Trizec Properties, Inc., Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 10.1 of Trizec Properties, Inc.’s Current Report on Form 8-K dated December 22, 2005).